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                                                                  Exhibit (a)(1)

                           PERSISTENCE SOFTWARE, INC.

                        OFFER TO EXCHANGE ALL OUTSTANDING
          OPTIONS UNDER THE PERSISTENCE SOFTWARE, INC. 1997 STOCK PLAN
                            TO PURCHASE COMMON STOCK
              HAVING AN EXERCISE PRICE IN EXCESS OF $1.00 PER SHARE
                     HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

================================================================================

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
                 AT 8:00 P.M., CALIFORNIA TIME, ON JUNE 7, 2001,
                          UNLESS THE OFFER IS EXTENDED.

================================================================================

        Persistence Software, Inc. is offering to exchange for new options all outstanding options to purchase shares of our common stock granted under the Persistence Software, Inc. 1997 Stock Plan (the "1997 Stock Plan") that have an exercise price in excess of $1.00 per share and are held by option holders who are our employees on the date of the tender of the option and through the date of the grant of the new options. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1997 Stock Plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the related letter of transmittal and the related notice to withdraw tender (which together, as they may be amended, constitute the "offer").

        The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. All tendered options that are accepted by us through the offer will be canceled as soon as practicable after the date the offer ends. The offer is currently expected to expire on June 7, 2001 and we expect to cancel options on June 8, 2001, or as soon as possible thereafter. According to this schedule, we expect to grant new options on or about December 10, 2001.

        You may only tender full option grants. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted. If you have more than one option grant, tendering any option does not require that you tender any or all of your other options, with the important exception that you will be required to tender all options you received during the six months prior to the date of cancellation of your tendered option that were BOTH issued after the grant date of the tendered option AND have a lower exercise price than the tendered option.

        This offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. This offer is subject to conditions which we describe in Section 6 below.

        If you tender an option for exchange as described in the offer and we accept your tendered option, we will grant you a new option under the 1997 Stock Plan and enter into a new option agreement with you. The exercise price per share of the new options will be the fair market value on the date of

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grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged, such that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on the grant date had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

        ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

        Shares of our common stock are quoted on the Nasdaq National Market under the symbol "PRSW." On May 4, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $0.92 per share. WE RECOMMEND THAT YOU EVALUATE CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

        You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange, the letter of transmittal or the notice to withdraw tender to Linda Patane at Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402 (phone:
650/372-3600).

                                    IMPORTANT

        If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn: Linda Patane (fax: 650/577-1725).

        We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL OR THE RELATED NOTICE TO WITHDRAW TENDER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. THIS OFFER TO EXCHANGE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY

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FEDERAL OR STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE.


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                                TABLE OF CONTENTS

SUMMARY TERM SHEET..............................................................   1

INTRODUCTION....................................................................   7

THE OFFER.......................................................................   8

1.    Number of Options; Expiration Date........................................   8
2.    Purpose of the Offer......................................................   9
3.    Procedures for Tendering Options..........................................  11
4.    Withdrawal Rights.........................................................  11
5.    Acceptance of Options for Exchange and Issuance of New Options............  12
6.    Conditions of the Offer...................................................  14
7.    Price Range of Common Stock Underlying the Options........................  15
8.    Source and Amount of Consideration; Terms of New Options..................  16
9.    Information Concerning Persistence Software...............................  22
10.   Interests of Directors and Officers; Transactions and Arrangements
                    Concerning the Options......................................  23
11.   Status of Options Acquired by Us in the Offer; Accounting Consequences
                   of the Offer.................................................  23
12.   Legal Matters; Regulatory Approvals.......................................  24
13.   Material U.S. Federal Income Tax Consequences.............................  24
14.   Material Tax Consequences for Employees Who Are Tax Residents in
      the United Kingdom, Germany, Hong Kong and the People's Republic of China.  25
15.   Extension of Offer; Termination; Amendment................................  28
16.   Fees and Expenses.........................................................  29
17.   Additional Information....................................................  29
18.   Miscellaneous.............................................................  30

SCHEDULE A        Information Concerning the Directors and Executive
                   Officers of Persistence Software, Inc........................  A-1

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                               SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal and notice to withdraw tender because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange, the letter of transmittal and the notice to withdraw tender. We have included section references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

WHAT SECURITIES ARE SOUGHT IN THE OFFER?

        We are offering to exchange all outstanding, unexercised stock options held by eligible employees having an exercise price in excess of $1.00 per share which are outstanding under our 1997 Stock Plan, or any lesser number of options that option holders properly tender in the offer, for new options under the 1997 Stock Plan. (Section 1)

WHAT ARE THE CONDITIONS TO THE OFFER?

        The offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. The offer is subject to a number of conditions, including the conditions described in Section 6 below. (Section 6)

WHY IS THE OFFER BEING MADE?

        We believe that stock option grants facilitate employee retention and provide incentive for high performance. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value and improve performance incentives for employees, thereby increasing stockholder value. (Section 2)

WHO IS ELIGIBLE TO PARTICIPATE?

        To receive a grant of new options pursuant to the offer and under the terms of the 1997 Stock Plan, you must be an employee of Persistence Software continuously from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If for any reason you are not an employee of Persistence Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. (Sections 1, 5)

ARE EMPLOYEES OUTSIDE THE UNITED STATES ELIGIBLE TO PARTICIPATE?

        Yes, all employees outside the United States are eligible to participate subject to the terms and conditions of the offer. If you are a resident for tax purposes of a jurisdiction outside the United States,

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please be sure to read Section 14, which discusses certain tax consequences for tax residents outside of the United States. (Section 14)

HOW MANY SHARES WILL UNDERLIE THE NEW OPTIONS I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

        Subject to the terms of this offer, we will grant you new options to purchase the number of shares of our common stock that is equal to the number of shares of common stock subject to the options you tender. All new options will be granted under our 1997 Stock Plan and will be subject to the terms and conditions of the 1997 Stock Plan and a new option agreement between you and us. You must execute the new option agreement before receiving your new options. (Sections 1, 5)

WHEN WILL I RECEIVE MY NEW OPTIONS?

        We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on June 8, 2001, which is the day after the scheduled expiration date of the offer, the grant date of the new options will be on or about December 10, 2001.
(Sections 3, 5)

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

        If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases and decreases in the price of our common stock as a compensation expense against our earnings for the new options. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards. (Section 11)

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

        If we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date. The reason we would defer the grant to you of these other options is that we could incur compensation expense against our earnings because of accounting rules that would apply to the interim option grants. If we determine that we would incur this compensation charge as a result of interim option grants, we will defer the interim option grants. (Section 11)

WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELED OPTIONS?

        Yes. Options tendered by you as of the expiration date of the offer will be canceled as soon as practicable after the expiration date. You will no longer have any rights under the canceled options. (Sections 5, 11)

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?


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        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Accordingly, we cannot predict the exercise price of the new options. The exercise price of any option you tender must be in excess of $1.00 per share. On May 4, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $0.92 per share. Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you evaluate current market quotations for our common stock, among other factors, before deciding whether to tender your options.

        Our 1997 Stock Plan provides that, if our common stock is not quoted on the Nasdaq National Market, or if it is regularly quoted without selling prices by a recognized securities dealer, the fair market value of the common stock on the date of grant will be the mean between the high bid and low asked prices on that date (or if no bids occurred on the date of grant, on the last trading day prior to the date of grant). In the absence of an established market for our common stock, the board of directors will determine the fair market value of the common stock in good faith. (Sections 7, 8)

WHEN WILL THE NEW OPTIONS VEST?

        Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. You will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. This means that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

        By way of illustration, assume that an employee tenders an option to purchase 4800 shares that vests 100 shares per month over 48 months, of which exactly 24 months are vested at the time of cancellation. Assuming a grant date of six months and one day after cancellation, the new option will be issued for 4800 shares and will be 30 months vested, plus one day towards the next vesting date, with the remainder to vest at 100 shares per month. (Section 8)

DOES THE NEW GRANT DATE OF THE NEW OPTIONS MEAN THAT I WOULD HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE COMMON STOCK UNDER MY OPTIONS?

        No, except that you will not be able to exercise tendered options from the date of cancellation and you will not be able to exercise new options until, at earliest, the date of grant, which will be at least six months and one day after the date of cancellation. This means that if the tendered option has at least six months and one day of vesting remaining on the date of cancellation, then the new option will be fully vested at the time the tendered option would have been fully vested. However, if the tendered option is already fully vested or has less than six months and one day of vesting remaining on the date of cancellation, then during the period between cancellation and grant of new option, you will not be able to purchase shares that you could have purchased under the terms of the canceled option even though the canceled option would have been fully vested. If for any reason you are not an employee of Persistence Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your


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tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. (Section 8)

WHAT IF THERE IS A STOCK SPLIT, OR A LIQUIDATION, OR A MERGER OR ACQUISITION?

        If there is a change in our capitalization such as a stock split, reverse stock split, stock dividend or other similar event, which results in an increase or decrease in the number of issued and outstanding shares without receipt of consideration by us, an appropriate adjustment will be made to the price of each option and the number of shares subject to each option.

        In the event of the proposed dissolution or liquidation Persistence Software, each option under the 1997 Stock Plan will terminate unless otherwise provided by the administrator of the stock plan. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1997 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        You should be aware that a proposed or consummated merger, acquisition or similar transaction could have substantial effects on our share price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, could be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of our company for stock, tendering option holders might receive options to purchase shares of a different issuer.
(Section 8)

WILL MY NEW OPTIONS BE EXERCISABLE FOR A SECURITY THAT IS TRADED ON THE NASDAQ NATIONAL MARKET?

        Your outstanding options under the 1997 Stock Plan are exercisable for shares of our common stock, which currently is traded on the Nasdaq National Market. Companies listed on the Nasdaq National Market are required to maintain a number of eligibility requirements, including the requirement that a company's stock maintain a minimum bid price of at least $1.00 per share and that the market value of the company's public float (the outstanding shares not held by the company's insiders) be at least $5 million. If a company's stock trades for 30 consecutive business days below the minimum bid price or minimum market value of public float, the Nasdaq Stock Market will send a deficiency notice informing the company that it has 90 calendar days to regain compliance, and if compliance is not regained then a process will begin that could result in delisting from the Nasdaq National Market. In recent periods, our common stock has traded at prices below $1.00 per share, and it is possible that we could be delisted from the Nasdaq National Market before the grant date of the new options. However, if we were to receive a deficiency notice from the Nasdaq Stock Market as a result of our extended failure to meet the minimum bid price requirement for listing on the Nasdaq National Market, we would take all reasonable measures to regain compliance, including seeking stockholder approval of a reverse stock split in order to increase the price of our common stock above the minimum bid price. Our listing on the Nasdaq National Market is highly important to us.

        Note that delisting alone would not prevent the grant of new options in exchange for tendered options that have been accepted and canceled; however, the new options would not be exercisable into securities that are traded on the Nasdaq National Market on the date of grant. Any market on which our


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common stock would then be traded would likely be a less liquid market than the
Nasdaq National Market, meaning that there would be fewer buyers and sellers, which could adversely affect your ability to sell shares of our common stock. (Section 8)

IF I CHOOSE TO TENDER AN OPTION, DO I HAVE TO TENDER ALL OF MY OPTION SHARES?

        Note that each option granted, regardless of the number of shares subject to that option, is referred to as a single option. You may have been granted an option on more than one occasion, in which case you would have several option grants, or options. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted. If you have more than one option grant, tendering any option does not require that you tender any or all of your other options, with the important exception that you will be required to tender all options you received during the six months prior to the date of cancellation of your tendered option that were BOTH issued after the grant date of the tendered option AND have a lower exercise price than the tendered option. (Section 5)

IF I TENDER AN OPTION THAT HAS BEEN PARTIALLY OR FULLY EXERCISED, WILL I RECEIVE A NEW OPTION REPLACING SHARES ISSUED UPON THE EXERCISE?

        We are offering to exchange outstanding, unexercised stock options. Options that are tendered that have been partially exercised will be accepted only with respect to the remaining outstanding option shares that have not been issued upon the exercise. Options that have been fully exercised are not outstanding and will not be accepted. (Section 5)

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

        If you exchange your current options for new options, under current law the exchange would be treated as a non-taxable exchange and you would not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. Further, at the time of grant of the new options, under current law the grant of options is not recognized as taxable income and you would not be required to recognize income for U.S. federal income tax purposes. Foreign tax jurisdictions will have different consequences for tax residents in those jurisdictions. We strongly recommend that you consult with your own tax advisor to determine the tax consequences of participating in the offer. (Sections 13,
14)

IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

        If your current options are incentive stock options, your new options will be granted as incentive stock options to the extent that they qualify as incentive stock options under the tax laws in effect on the date of grant. For options to qualify as incentive stock options under current law, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under current law. Whether or not your new options qualify as incentive stock options depends, among other things, on the exercise price of the new options on the date of grant and the exercise price of any options you hold and do not tender that first become exercisable during the calendar year of the grant date of the new options. (Sections 8, 13)


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WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR
EXCHANGE?

        Options that you choose not to tender for exchange or that we do not accept for exchange will remain outstanding in accordance with their terms. However, there is some risk that any incentive stock options you have may be affected even if you decline to participate in the exchange. If the Internal Revenue Services characterizes the option exchange program as a "modification" of the incentive stock options that could be exchanged (whether or not actually exchanged), the required holding period of those options could be extended, causing a disposition of option shares prior to the lapse of the new holding period to be treated similarly to a disposition of shares acquired pursuant to a nonstatutory stock option, which is less favorable to the taxpayer than a disposition of shares acquired pursuant to an incentive stock option. In 1991, the IRS issued a private letter ruling in which a company's option exchange program was characterized as a modification of the incentive stock options that could be exchanged. However, private letter rulings give the opinion of the IRS on specific facts, and can only be relied upon by the recipient of the letter. Even if you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the disposition of shares received on exercise of your options. (Section 13)

WHEN WILL MY NEW OPTIONS EXPIRE?

        Your new options will expire ten years from the date of grant, or earlier if your employment with us terminates before then. (Section 8)

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

        The offer expires on June 7, 2001, at 8:00 p.m., California time, unless it is extended by us. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 6:00 a.m. on the next business day following the previously scheduled expiration of the offer period.
(Sections 1, 15)

HOW DO I TENDER MY OPTIONS?

        If you decide to tender your options, you must deliver by mail, fax or hand delivery, before 8:00 p.m., California time, on June 7, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn: Linda Patane (fax: 650/577-1725).

        If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

        We reserve the right to reject any or all tenders of options that we determine are not timely or in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer.
(Section 3)

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?



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        You may withdraw your tendered options at any time before 8:00 p.m.,
California time, on June 7, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, you may also withdraw tendered options that are not accepted before 8:00 p.m., California time, on July 6, 2001. To withdraw tendered options, you must deliver by mail, fax or hand delivery prior to the expiration time and date, a properly completed and duly executed notice to withdraw tender, to Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn: Linda Patane (fax: 650/577-1725). (Sections 3, 4)

AFTER I WITHDRAW TENDERED OPTIONS, CAN I CHANGE MY MIND AND DECIDE TO TENDER MY OPTIONS?

        After withdrawal of tendered options, you may change your mind and decide to tender your options at any time before the offer expires at 8:00 p.m., California time, on June 7, 2001. If we extend the offer beyond that time, you may decide to tender options at any time until the extended expiration of the offer. Once you have withdrawn tendered options, you may re-tender those options only by again submitting a letter of transmittal, in accordance with the delivery procedures for an initial tender of options, that is clearly dated after the related notice to withdraw tender. (Sections 3, 4)

WHAT DOES MANAGEMENT AND THE BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your options. You must make your own decision on whether or not to tender options. You should consult with your own tax, legal and financial advisors regarding the consequences of your decision on whether or not to participate in the offer to exchange. (Section 2, 18)

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

        For additional information or assistance, you should contact Linda Patane at Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402 (phone: 650/372-3600, fax: 650/577-1725)

                                  INTRODUCTION

        Persistence Software, Inc. is offering to exchange for new options all outstanding options to purchase shares of our common stock granted under the Persistence Software, Inc. 1997 Stock Plan (the "1997 Stock Plan") that have an exercise price in excess of $1.00 per share and are held by option holders who are eligible employees. Only persons who are our employees continuously from the date of the tender of their option and through the date of the grant of the new options are eligible employees. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1997 Stock Plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the related letter of transmittal and the related notice to withdraw tender (which together, as they may be amended, constitute the "offer").

        The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. All tendered options that are accepted by us through the offer will be canceled as soon as practicable after the date the offer ends. The offer is currently expected to expire on June 7, 2001 and we expect to cancel options on June 8, 2001, or as soon as possible thereafter. According to this schedule, we expect to grant new options on or about December 10, 2001.

        You may only tender full option grants. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Partial tenders of an option will not be accepted. If you have more than one option grant, tendering any option does not require that you tender any or all of your other options, with the important exception that you will be required to tender all options you received during the six months prior to the date of cancellation of your tendered option that were BOTH issued after the grant date of the tendered option AND have a lower exercise price than the tendered option.

        This offer is not conditioned upon a minimum number of options being tendered. Participation in the offer is voluntary. This offer is subject to conditions that we describe in Section 6 below.

        If you tender an option for exchange as described in the offer and we accept your tendered option, we will grant you a new option under the 1997 Stock Plan and enter into a new option agreement with you. The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged, such that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on the grant date had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

        As of April 30, 2001, options to purchase 4,288,988 shares of our common stock were issued and outstanding under the 1997 Stock Plan. Of these options, options to purchase 3,382,370 shares of our common stock had an exercise price in excess of $1.00 per share and were held by option holders who were our employees as of that date. The shares of common stock issuable upon exercise of options we are offering to exchange constitute approximately 78.9% of the total shares of common stock issuable upon exercise of all options issued and outstanding under the 1997 Stock Plan as of April 30, 2001.

                                    THE OFFER

1.      NUMBER OF OPTIONS; EXPIRATION DATE.

        Upon the terms and subject to the conditions of the offer, we will exchange for new options all outstanding options to purchase shares of our common stock granted under the 1997 Stock Plan that have an exercise price in excess of $1.00 per share and are held by option holders who are eligible employees. Only persons who are our employees continuously from the date of the tender of their option and through the date of the grant of the new options are eligible employees for the offer. Options that are properly tendered and accepted will be canceled and exchanged for new options under our 1997 Stock Plan, unless they are validly withdrawn in accordance with Section 4 below.

        If your options are properly tendered and accepted for exchange and not withdrawn, and assuming that you remain our employee through the grant date, you will be entitled to receive new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you tendered, subject to adjustments for any stock splits, reverse stock splits, stock dividends and similar events. All new options will be subject to the terms of the 1997 Stock Plan and a new option agreement between us and you.

        If for any reason you are not an employee of Persistence Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender. This means that if you resign, with or without good reason, or we terminate your employment, with or without cause, or your employment terminates from death or disability, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we accepted.

        The term "expiration date" means 8:00 p.m., California time, on June 7, 2001, unless and until we, in our discretion, extend the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

        If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

        - we increase or decrease the amount of consideration offered for the options;

        - we decrease the number of options eligible to be tendered in the offer; or

        - we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If the offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions in accordance with Section 15 below, then we will extend the offer so that the expiration date is no earlier than the tenth business day following the date we so publish notice or otherwise inform you in writing.

        For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, California time.

2.      PURPOSE OF THE OFFER.

        We issued the options outstanding under the 1997 Stock Plan to provide our employees with additional incentive to perform at high levels and to continue their employment with us. The growth and success of our business is dependent in part upon the retention and motivation of our employees. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value and improve performance incentives for employees, thereby increasing stockholder value.

        Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options might have a higher exercise price than some or all of the options eligible for exchange. From time to time, we engage in strategic transactions with business partners, customers and other third parties. Some of these transactions could significantly affect the price of our shares, particularly if the transaction involves change in our structure, ownership, organization or composition of our management or board of directors. In addition, market conditions related or unrelated to our business could result in an increase in our share price during the period between cancellation of accepted options and grant of new options. You will be at risk of any increase in our share price for any reason.

        Subject to the foregoing, and except as otherwise disclosed in this offer to exchange, our public announcements or our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

        (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

        (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

        (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

        (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

        (e)    any other material change in our corporate structure or business;

        (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

        (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

        (h)    the suspension of our obligation to file reports pursuant to
               Section 15(d) of the Securities Exchange Act;

        (i) the acquisition or disposition by any person of a material proportion of any of our securities; or

        (j) any material change in our certificate of incorporation or bylaws, or any actions that may materially impede the acquisition of control of us by any person.

        Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision on whether to tender your options for exchange.

3.      PROCEDURES FOR TENDERING OPTIONS.

Proper Tender of Options.

        To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, deliver by mail, fax or hand delivery, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn: Linda Patane (fax: 650/577-1725). Linda Patane or a substitute designated by us in writing must receive all of the required documents before the expiration date. Unless extended by us, the expiration date is 8:00 p.m., California time, on June 7, 2001.

        Delivery is not timely completed if the required documents are not RECEIVED by us prior to the expiration date. The method of delivery of all documents, including letters of transmittal, any other required documents and notices to withdraw tender, is at the election and risk of the tendering option holder. In all cases, you should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

        We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, timeliness (including time of receipt) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the foregoing, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular option or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement.

        Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.      WITHDRAWAL RIGHTS.

        You may withdraw your tendered options only in accordance with the provisions of this Section 4.

        You may withdraw your tendered options at any time before 8:00 p.m., California time, on June 7, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, if we have not accepted your tendered options for exchange before 2:00 p.m., California time, on July 6, 2001, you may withdraw your tendered options at any time after that date and time.

        To validly withdraw tendered options, an option holder must deliver a properly completed and duly executed notice to withdraw tender and any other documents required by the notice to withdraw tender to Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn:
Linda Patane (fax: 650/577-1725). Except as described in the following sentence, the notice to withdraw tender must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice to withdraw tender.

        Any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options by submitting a new letter of transmittal, prior to the expiration date and in accordance with the delivery procedures set forth in Section 3 for an initial tender of options, that is clearly dated after the related notice to withdraw tender.

        We will determine, in our discretion, all questions as to form of documents and the validity, form and timeliness (including time of receipt) of any notice to withdraw tender. Our determination of these matters will be final and binding on all parties. Subject to the foregoing, we will accept properly and timely delivered notices to withdraw tender. No tender of options will be deemed to have been properly withdrawn until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in withdrawals of tender, nor will anyone incur any liability for failure to give any such notice.

5.      ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

        Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. You will no longer have any rights with respect to any canceled option. If your options are properly tendered and accepted for exchange, they will be canceled as of the date of our acceptance, which we anticipate to be the day after the scheduled expiration date of the offer. As the offer is scheduled to expire on June 7, 2001, we expect to cancel properly tendered and accepted options on June 8, 2001. Subject to the terms and conditions of this offer, you will be granted new options on or about the first business day that is six months and one day following the date of cancellation. If we cancel tendered options on June 8, 2001, which is the day after the scheduled expiration date of the offer, the grant date of the new options will be on or about December 10, 2001. If we extend the expiration date of the offer, the acceptance and cancellation date of tendered options and the grant date of new options will be similarly delayed.

        We will not accept partial tenders of an option. Note that each option granted, regardless of the number of shares subject to that option, constitutes a single option. You may have been granted an option on more than one occasion, in which case you would have several option grants, or options. If you choose to tender an option, you must tender the option with respect to all of the shares, whether or not vested, that are subject to that option. Therefore, for each option you hold, you may tender the option with respect to all or none of the shares subject to that option, but not for a portion of those shares. Options that are tendered that have been partially exercised will be accepted only with respect to the remaining outstanding option shares that have not been issued upon the exercise. Options that have been fully exercised are not outstanding and will not be accepted.

        If you have more than one option grant, tendering any option does not require that you tender any or all of your other options, with the important exception that you will be required to tender all options you received during the six months prior to the date of cancellation of your tendered option that were BOTH issued after the grant date of the tendered option AND have a lower exercise price than the tendered option. By way of illustration, this means that if you tender an option that was granted on December 15, 1999 and that has an exercise price of $5.00 per share, and the date of cancellation is June 8, 2001, then in order to properly tender you must also tender any option you hold that was issued after December 8, 2000 at an exercise price of less than $5.00 per share. However, if in that same example, the grant date of the option was December 15, 2000 (rather than 1999), then in order to properly tender you must also tender any option you hold that was issued after December 15 (rather than December 8), 2000 at an exercise price of less than $5.00 per share.

        If we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date. The reason we would defer the grant to you of these other options is that we could incur compensation expense against our earnings because of accounting rules that would apply to the interim option grants. If we determine that we would incur this compensation charge as a result of interim option grants, we will defer the interim option grants.

        Your new options will entitle you to purchase a number of shares of our common stock that is equal to the number of shares subject to the options you tender, subject to adjustments for any stock splits, reverse stock splits, stock dividends and similar events. IF FOR ANY REASON YOU ARE NOT AN EMPLOYEE OF PERSISTENCE SOFTWARE OR ONE OF OUR SUBSIDIARIES CONTINUOUSLY FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE, AND THE TENDERED OPTIONS WILL BE CANCELED WHETHER OR NOT VESTED PRIOR TO THE TENDER. This means that if you resign, with or without good reason, or we terminate your employment, with or without cause, or your employment terminates from death or disability, prior to the date we grant the new options, the options that you tendered and we accepted will be canceled and you will not receive anything in return.

        Although we may orally or in writing confirm receipt of the letter of transmittal through which you tender your options, for purposes of the offer, we will not be deemed to have accepted for exchange any options until we provide oral or written notice of our acceptance. For purposes of the offer, we will be deemed to have accepted options for exchange that are properly tendered and not validly withdrawn as of the time we give oral or written notice to the option holders of our acceptance, which notice may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept, on the day after the expiration date of the offer, all properly tendered options that are not validly withdrawn. Upon acceptance of tendered options for exchange, we will cancel the tendered options and promptly send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.      CONDITIONS OF THE OFFER.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act), if, at any time on or after May 9, 2001 and prior to the expiration date, any of the following events has occurred or has been determined by us to have occurred, and the occurrence of such event or events makes it inadvisable, in our reasonable judgment and regardless of the circumstances giving rise to the event (including any action or omission to act by us), for us to proceed with the offer or with the acceptance and cancellation of options tendered for exchange:

        (a) there shall have been threatened or instituted or be pending any action or proceeding by or before any government or governmental, regulatory or administrative agency, authority or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially affect the business, condition, income, operations, plans or prospects of Persistence Software or our subsidiaries in any way that could materially impair the contemplated benefits of the offer to us;

        (b) there shall have been any action threatened, taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by or before any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly:

               (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

               (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

               (3) materially impair the contemplated benefits of the offer to us; or

               (4) materially and adversely affect the business, condition, income, operations, plans or prospects of Persistence Software or our subsidiaries;

        (c)    there shall have occurred:

               (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

               (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

               (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

               (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

               (5) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material effect on the business, condition, operations or prospects of Persistence Software or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

               (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

        (d) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

        (e) a tender or exchange offer with respect to some or all of our capital stock, or a merger or acquisition proposal for our company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

        (f) any change or changes shall have occurred in the business, condition, assets, income, operations, plans or prospects or stock ownership of Persistence Software or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer.

        The conditions to the offer are for our benefit. We may assert them prior to the expiration date in our discretion regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.      PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

        Our common stock is quoted on the Nasdaq National Market under the symbol "PRSW." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market, as adjusted for any stock dividends or stock splits.

                                                  HIGH              LOW
                                              ------------      ------------
April 1, 2001 through May 4, 2001             $      1.375      $      0.656
Quarter ended March 31, 2001                         4.688             0.750
Quarter ended December 31, 2000                     13.500             2.813
Quarter ended September 30, 2000                    22.000             9.563
Quarter ended June 30, 2000                         23.500             9.125
Quarter ended March 31, 2000                        25.500            14.813

Quarter ended December 31, 1999                     28.594             8.188
Quarter ended September 30, 1999                    30.500            11.000
June 24, 1999 through June 30, 1999                 17.500            12.750

        As of May 4, 2001, the last reported sale price of our common stock was $0.92 per share, as reported by the Nasdaq National Market.

        We recommend that you evaluate current market quotations for our common stock, among other factors, before deciding whether to tender your options.

8.      SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

Consideration.

        Subject to the terms of the offer, we will issue new options to purchase common stock under the 1997 Stock Plan in exchange for the outstanding eligible options properly tendered and accepted for exchange by us. The tendered options will be canceled upon acceptance. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by the option holder and accepted for exchange and canceled by us, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, then subject to the terms of the offer we would grant new options to purchase a total of 3,382,370 shares of our common stock. The common stock issuable upon exercise of these new options would equal approximately 16.9% of the total shares of our common stock outstanding as of April 30, 2001.

Terms of New Options.

        The new options will be issued under the 1997 Stock Plan, and we will enter into a new option agreement with each eligible option holder for each tendered option that we have accepted. The terms and conditions of a new option may vary from the terms and conditions of the related tendered option, but generally the new options are intended to be substantially similar to the tendered options, except with respect to the exercise price, to the extent necessary or advisable to provide the option holder with a vesting commencement date and vesting schedule that are approximately equivalent to those of the tendered options.

        The following description summarizes the material terms of the 1997 Stock Plan and the options granted under the plan.

        General.

        In April 2001, the 1997 Stock Plan was amended by our board of directors, subject to stockholder approval. Prior to the amendment, the maximum number of shares of common stock available for issuance pursuant to the exercise of options granted under the 1997 Stock Plan was 6,455,768, plus an automatic annual increase, to be effected on the first day of each year from 2002 through 2005, equal to the lesser of 840,000 shares, or a number of shares equal to 4.33% of our outstanding common stock as of the last day of the immediately preceding year, or a lesser number of shares as determined by our board of directors. Upon stockholder approval of the amendment, which approval is sought at our annual meeting of stockholders to be held on June 7, 2001, the maximum number of shares of common stock available for issuance pursuant to the exercise of options granted under the 1997 Stock Plan will be

6,600,768, plus an automatic annual increase, to be effected on the first day of each year from 2002 through 2005, equal to the lesser of 985,000 shares, or a number of shares equal to 4.94% of our outstanding common stock as of the last day of the immediately preceding year, or a lesser number of shares as determined by our board of directors. Information provided to our stockholders with respect to the foregoing amendment of the 1997 Stock Plan is set forth in our Proxy Statement in connection with our annual meeting of stockholders for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 27, 2001. The 1997 Stock Plan permits the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options, which are referred to as nonstatutory options.

        Administration.

        The 1997 Stock Plan is administered by our board of directors, or a committee of the board, or a combination of the entire board and a committee of the board, as determined by our board of directors. The 1997 Stock Plan may be administered by different administrative bodies with respect to different classes of participants and, if permitted by applicable laws, the board of directors may authorize one or more officers to grant options to employees and consultants, other than consultants who are directors. Subject to the terms of the plan, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

        Term.

        Stock options granted under the 1997 Stock Plan expire ten years from the date of grant unless a shorter period is provided in the option agreement. Incentive stock options granted to an employee who, at the time of the grant, owns stock representing more than 10% of the voting rights of all classes of our stock may not have a term of more than five years.

        Termination.

        In the event of the termination of your employment relationship with us, your options will terminate, generally after a period of time following the termination of employment. If your employment is terminated for any reason other than death or disability, your options under the 1997 Stock Plan generally may be exercised, to the extent the option was exercisable on the date of termination, for 90 days following the date of termination, or such other period of time as is set forth in your stock option agreement or as determined by the administrator. If your employment is terminated as a result of your death or disability, your options under the 1997 Stock Plan generally may be exercised (in the case of death, by your estate or other lawful successor to your rights under the option), to the extent the option was exercisable on the date of termination, within six months following the date of termination, or such other period of time as is set forth in your stock option agreement or as determined by the administrator. Notwithstanding any of the foregoing, in no event may an option be exercised after the expiration of its term.

        The termination of your option under the circumstances specified in this section will result in the termination of your interests in the 1997 Stock Plan with respect to that option. In addition, in the event of the proposed dissolution or liquidation of Persistence Software, each option under the 1997 Stock Plan will terminate unless otherwise provided by the administrator. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1997 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        Exercise Price.

        Generally, the exercise price of options granted under the 1997 Stock Plan is determined by the administrator. In the case of incentive stock options, the exercise price per share must be at least equal to the fair market value on the date of grant, which is generally the closing sales price per share on the Nasdaq National Market on the date of grant (or, in the event that the grant date is not a trading date, on the immediately preceding trading date). The exercise price per share of incentive stock options granted to stockholders owning more than 10% of the total combined voting power of all classes of our stock must be at least 110% of the fair market value on the date of the grant. Nonstatutory stock options may have any exercise price determined by the administrator, however, a nonstatutory stock option granted to a "covered employee" under Section 162(m) of the Internal Revenue Code will generally have an exercise price per share equal to at least 100% of the fair market value on the date of grant, if the option is intended to qualify as performance-based compensation under that code section.

        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As provided in the 1997 Stock Plan, if our common stock is not quoted on the Nasdaq National Market, or if it is regularly quoted without selling prices by a recognized securities dealer, the fair market value of the common stock on the date of grant will be the mean between the high bid and low asked prices on that date (or if no bids occurred on the date of grant, on the last trading day prior to the date of grant). In the absence of an established market for our common stock, the board of directors will determine the fair market value of the common stock in good faith.

        Options under the 1997 Stock Plan are exercisable for shares of our common stock, which currently is traded on the Nasdaq National Market. Companies listed on the Nasdaq National Market are required to maintain a number of eligibility requirements, including the requirement that a company's stock maintain a minimum bid price of at least $1.00 per share and that the market value of the company's public float (the outstanding shares not held by the company's insiders) be at least $5 million. If a company's stock trades for 30 consecutive business days below the minimum bid price or minimum market value of public float, the Nasdaq Stock Market will send a deficiency notice informing the company that it has 90 calendar days to regain compliance, and if compliance is not regained then a process will begin that could result in delisting from the Nasdaq National Market. In recent periods, our common stock has traded at prices below $1.00 per share, and it is possible that we could be delisted from the Nasdaq National Market before the grant date of the new options. However, if we were to receive a deficiency notice from the Nasdaq Stock Market as a result of our extended failure to meet the minimum bid price requirement for listing on the Nasdaq National Market, we would take all reasonable measures to regain compliance, including seeking stockholder approval of a reverse stock split in order to increase the price of our common stock above the minimum bid price. Our listing on the Nasdaq National Market is highly important to us.

        Note that delisting alone would not prevent the grant of new options in exchange for tendered options that have been accepted and canceled; however, the new options would not be exercisable into securities that are traded on the Nasdaq National Market on the date of grant. Any market on which our common stock would then be traded would likely be a less liquid market than the Nasdaq National Market, meaning that there would be fewer buyers and sellers, which could adversely affect your ability to sell shares of our common stock.

        Vesting and Exercise.

        The terms of vesting are determined by the administrator. In general, options granted under the 1997 Stock Plan vest at the rate of 1/4th of the total shares underlying the options on the one-year anniversary of the vesting commencement date and 1/48th of the total shares on each monthly anniversary of the vesting commencement date thereafter. Vesting is contingent upon the option holder's continuous employment with us.

        Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged, such that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. In our determination of the shares that are vested under each new option, you will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options.

        By way of illustration, assume that an employee tenders an option to purchase 4800 shares that vests 100 shares per month over 48 months, of which exactly 24 months are vested at the time of cancellation. Assuming a grant date of six months and one day after cancellation, the new option will be issued for 4800 shares and will be 30 months vested, plus one day towards the next vesting date, with the remainder to vest at 100 shares per month. On the grant date, the new option for 4800 shares will be vested with respect to 3000 shares, plus one day towards the next vesting date. If the tendered option had not been tendered, accepted and canceled, then on that same date, the tendered option would have been outstanding for 4800 shares and would have been vested with respect to 3000 shares, plus one day towards the next vesting date.

        It is important to note the effect of the period that will be at least six months and one day between cancellation of tendered options and grant of new options. You will not be able to exercise tendered options from the date of cancellation and you will not be able to exercise new options until, at earliest, the date of grant, which will be at least six months and one day after the date of cancellation. This means, for example, that if the tendered option has at least six months and one day of vesting remaining on the date of cancellation, then the new option will be fully vested at the time the tendered option would have been fully vested. However, if the tendered option is already fully vested or has less than six months and one day of vesting remaining on the date of cancellation, then during the period between cancellation and grant of new option, you will not be able to purchase shares that you could have purchased under the terms of the canceled option even though the canceled option would have been fully vested. Further, if for any reason you are not an employee of Persistence Software or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

        Payment of Exercise Price.

        Under the 1997 Stock Plan, an option holder may exercise options by delivering written notice to us specifying the number of full shares of common stock to be purchased, and by tendering payment of the purchase price to us. The method of payment of the exercise price is determined by the administrator, and generally may consist of cash, check, promissory note, cancellation of indebtedness, surrender of other shares of our common stock, a cashless broker's exercise and same-day sale, or any combination of the foregoing.

        Adjustments Upon Certain Corporate Events.

        If there is a change in our capitalization such as a stock split, reverse stock split, stock dividend or other similar event, which results in an increase or decrease in the number of issued and outstanding shares without receipt of consideration by us, an appropriate adjustment will be made to the price of each option and the number of shares subject to each option.

        In the event of the proposed dissolution or liquidation Persistence Software, each option under the 1997 Stock Plan will terminate unless otherwise provided by the administrator. If we sell all or substantially all of our assets or if we are acquired by another entity, the acquiror may assume or substitute the outstanding options under the 1997 Stock Plan, or the acquiror may refuse any such assumption or substitution, in which case the outstanding options will terminate.

        You should be aware that a proposed or consummated merger, acquisition or similar transaction could have substantial effects on our share price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, could be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of our company for stock, tendering option holders might receive options to purchase shares of a different issuer.

        Transferability of Options.

        Incentive stock options are not transferable, other than by will or the laws of descent and distribution, and are exercisable only by the option holder during his or her lifetime or, in the event of death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the death of the option holder. In the case of nonstatutory stock options, the administrator may at its discretion in certain circumstances allow the transferability of such options.

Registration of Option Shares.

        We have registered 8,902,687 shares of our common stock issuable upon exercise of options under the 1997 Stock Plan under the Securities Act on registration statements on Form S-8 filed with the Securities and Exchange Commission on July 9, 1999 and January 4, 2001. This number includes all of the shares of our common stock issuable upon exercise of the new options to be granted under the offer. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

U.S. Federal Income Tax Information.

        The following summary of certain U.S. federal income tax information is based on federal income tax laws currently in effect, is not intended to be exhaustive and does not address all matters that may be relevant to a particular option holder based on his or her specific circumstances. The summary addresses only current U.S. federal income tax law, which is subject to change (possibly on a retroactive basis), and expressly does not discuss the income tax laws of any state, municipality, non-U.S. taxing jurisdiction or gift, estate or other tax laws other than U.S. federal income tax law. This summary addresses general U.S. federal income tax implications of option grants and exercises under the 1997 Stock Plan and the disposition of stock acquired upon such exercises, and we strongly recommend that you consult your own tax advisor concerning your particular circumstances with respect to these matters. With respect to the exchange of tendered options for new options, you should refer to Section 13 for a summary discussion of U.S. federal income tax consequences of the exchange, and you should refer to Section 14 for a summary of certain tax consequences of the exchange for tax residents in the United Kingdom, Germany, Hong Kong and the People's Republic of China.

        Incentive Stock Options and Nonstatutory Stock Options.

        Options granted under the 1997 Stock Plan may be either incentive stock options, which are intended to qualify for the special tax treatment provided by
Section 422 of the Internal Revenue Code, or nonstatutory stock options, which will not so qualify. If an option granted under the 1997 Stock Plan is an incentive stock option, the optionee will recognize no income upon grant of the incentive stock option and will incur no tax liability due to the exercise, except to the extent that such exercise causes the optionee to incur alternative minimum tax, which is discussed below. We will not be allowed a deduction for federal income tax purposes as a result of the exercise of an incentive stock option regardless of the applicability of the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise of the option by the optionee, any gain will be treated as a long-term capital gain. However, if both of these holding periods are not satisfied, the optionee will recognize ordinary income equal to the difference between the exercise price and the lower of the fair market value of the common stock on the date of the option exercise or the sale price of the common stock. We would then be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on a disposition of the shares prior to completion of both of the above holding periods in excess of the amount treated as ordinary income will be characterized as long-term capital gain if the sale occurs more than one year after exercise of the option or as short-term capital gain if the sale is made earlier. For individual taxpayers, the current U.S. federal income tax rate on long-term capital gains is 20%, while the maximum rate on other income is 39.6%. Capital losses for individual taxpayers are allowed in full against capital gains plus $3,000 of other income.

        All other options that do not qualify as incentive stock options are referred to as nonstatutory stock options. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory stock option. However, upon its exercise, the optionee will recognize ordinary income for tax purposes measured by the excess of the fair market value of the shares over the exercise price at the exercise date. The income recognized by an optionee who is also our employee will be subject to income and employment tax withholding by us, by payment in cash by the optionee or out of the optionee's current earnings. Upon the sale of such shares by the optionee, any difference between the sale price and the fair market value of the shares as of the date of exercise of the option will be treated as capital gain or loss, and will qualify for long-term capital gain or loss treatment if the shares have been held for more than one year from date of exercise.

        Alternative Minimum Tax

        The exercise of an incentive stock option may subject the optionee to the alternative minimum tax under Section 55 of the Internal Revenue Code. Under current law, the alternative minimum tax is calculated by applying a tax rate of 26% to alternative minimum taxable income of joint filers up to

$175,000 ($87,500 for married taxpayers filing separately) and 28% to alternative minimum taxable income above that amount. Alternative minimum taxable income is equal to taxable income adjusted for certain items, plus items of tax preference, less an exemption amount of $45,000 for joint returns, $33,750 for unmarried individual returns and $22,500 in the case of married taxpayers filing separately. These exemption amounts are phased out for upper income taxpayers. Alternative minimum tax will be due if the tax determined under the foregoing formula exceeds the regular tax of the taxpayer for the year.

        In computing alternative minimum taxable income, shares purchased upon exercise of an incentive stock option are treated as if they had been acquired by the optionee pursuant to exercise of a nonstatutory stock option. As a result, the optionee recognizes alternative minimum taxable income equal to the excess of the fair market value of the common stock on the date of exercise over the option exercise price. If an optionee pays alternative minimum tax, the amount of such tax may be carried forward as a credit against any subsequent year's regular tax in excess of the alternative minimum tax for such year. Because the alternative minimum tax calculation may be complex, optionees should consult their own tax advisors prior to exercising incentive stock options.

        Our statements in this offer to exchange concerning the 1997 Stock Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1997 Stock Plan and the form of option agreement under the 1997 Stock Plan. Please contact us at 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn: Linda Patane (phone: 650/372-3600), to receive a copy of the 1997 Stock Plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

9.      INFORMATION CONCERNING PERSISTENCE SOFTWARE.

        Our company's name is Persistence Software, Inc., and our state of incorporation is Delaware. The address and telephone number of our principal executive offices are 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, 650/372-3600. Our common stock is listed on the Nasdaq National Market under the symbol "PRSW".

        We provide software that processes transactions between users and back-end computer systems in electronic commerce systems. By caching data, or moving information stored in back-end computer systems closer to users, our software dramatically reduces network traffic, resulting in both better network performance and faster transaction processing. In addition, our PowerTier application servers implement Sun Microsystems' full Java 2 Platform, Enterprise Edition (J2EE, formerly known as Enterprise Java Beans or EJB) standard to enable businesses to deploy sophisticated Java applications, which readily scale, or accommodate rapidly increasing numbers of users. Our PowerTier family of transactional application servers offers the speed, scalability and reliability to enable the next generation of sophisticated, high-volume electronic commerce applications. Our Dynamai Web content accelerator improves the speed and scalability of electronic commerce Web sites that rely heavily on dynamically generated content using technologies such as Java Server Pages and Active Server Pages. Our major customers include AT&T, Boeing, Cisco, FedEx, Fujitsu, Instinet, Intershop, iPIX, Lucent, Morgan Stanley Dean Witter, Motorola, Network Commerce, Nokia, Salomon Smith Barney and Wells Fargo.

        Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, is incorporated herein by reference and includes selected financial data on page 16, our discussion and analysis of financial condition and results of operations on pages 16-26, risk factors on pages 26-36 and consolidated financial statements on pages F-

3 through F-18. See Section 17 below for instructions on how you can obtain copies of this and our other reports filed with the Securities and Exchange Commission.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

        A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of April 30, 2001, our executive officers and non-employee directors (eight persons) as a group beneficially owned options outstanding under our 1997 Stock Plan to purchase a total of 850,000 of our shares, which represented approximately 19.8% of the shares subject to all options outstanding under the plan as of that date. The offer is open only to option holders who are our employees. Only one member of our board of directors is an employee, and that member does not hold any options to purchase shares of our common stock. Of the options held by our executive officers as of April 30, 2001, a maximum of 680,000 have an exercise price in excess of $1.00, which represented approximately 15.6% of the shares subject to all options outstanding under the plan as of that date. Our eligible executive officers have informed us that they intend to participate in the offer and tender their eligible options for exchange.

        In the sixty (60) days prior to May 9, 2001, our executive officers and directors had the following transactions in our shares:

        - Christine Russell purchased shares of our common stock through open market transactions as follows: 2,500 shares at $0.875 per share on March 30, 2001 and 7,500 shares at $0.9943 per share on April 27, 2001.

        Except as otherwise described above, there have been no transactions in our common stock or in options to purchase our common stock that were effected during the 60 days prior to May 9, 2001 by us or, to our knowledge after reasonable inquiry, by any of our executive officers, directors or affiliates.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

        Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options, and issuances upon their exercise, under the 1997 Stock Plan. To the extent these shares remain available after reservation for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

        We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer provided that: (1) we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange, and (2) the exercise price of all new options will equal the market value of the common stock on the date we grant the new options.

        If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases and decreases in the price of our common stock as a compensation expense against our earnings for the new options. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, and issuing the new options with an exercise price equal to the market value of the common stock on the date of grant, we believe we will not have to treat the new options as variable awards.

        We would incur compensation expense, however, if we grant any options having an exercise price less than or equal to $1.00 per share to any tendering option holder before the scheduled new option grant date. Our grant of those options to the tendering option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's tendered option shares. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to our earnings over the vesting period of the newly granted options. We would need to adjust this compensation expense periodically during the vesting period based on increases or decreases in the market value of the shares subject to the newly granted options. If we determine that we would incur this compensation charge as a result of option grants to you in the interim period between acceptance of tendered options and grant of new options, we will defer the interim option grants. Therefore, if we accept options you tender in the offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, such as annual, bonus or promotional options, for which you would otherwise be eligible before the new option grant date.

12.     LEGAL MATTERS; REGULATORY APPROVALS.

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained without substantial conditions, or obtained at all. The failure to obtain any such approval or other action might result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions of the offer, including the conditions described in Section 6.

13.     MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

        The discussion in this Section 13 is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. For a summary addressing general U.S. federal income tax implications of option grants and exercises under the 1997 Stock Plan and the disposition of stock acquired upon such exercises, see Section 8 above. This Section 13 addresses only current U.S. federal income tax law, which is subject to change (possibly on a retroactive basis), and expressly does not discuss the income tax laws of any state, municipality, non-U.S. taxing jurisdiction or gift, estate or other tax laws other than U.S. federal income tax law. You should refer to Section 14 for a summary of certain tax consequences of the exchange for tax residents in the United Kingdom, Germany, Hong Kong and the People's Republic of China. The summary below does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

        Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. WE ADVISE ALL OPTION HOLDERS CONSIDERING EXCHANGING THEIR OPTIONS TO MEET WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING OR DECLINING TO PARTICIPATE IN THE OFFER.

        If your current options are incentive stock options, your new options will be granted as incentive stock options to the extent that they qualify as incentive stock options under the tax laws in effect on the date of grant. For options to qualify as incentive stock options under current law, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under current law. Whether or not your new options qualify as incentive stock options depends, among other things, on the exercise price of the new options on the date of grant and the exercise price of any options you hold and do not tender that first become exercisable during the calendar year of the grant date of the new options.

        Options that you choose not to tender for exchange or that we do not accept for exchange will remain outstanding in accordance with their terms. However, there is some risk that any incentive stock options you have may be affected even if you decline to participate in the exchange. If the Internal Revenue Services characterizes the option exchange program as a "modification" of the incentive stock options that could be exchanged (whether or not actually exchanged), the required holding period of those options could be extended, causing a disposition of option shares prior to the lapse of the new holding period to be treated similarly to a disposition of shares acquired pursuant to a nonstatutory stock option, which is less favorable to the taxpayer than a disposition of shares acquired pursuant to an incentive stock option. In 1991, the IRS issued a private letter ruling in which a company's option exchange program was characterized as a modification of the incentive stock options that could be exchanged. However, private letter rulings give the opinion of the IRS on specific facts, and can only be relied upon by the recipient of the letter. Even if you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the disposition of shares received on exercise of your options.

14. MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN THE UNITED KINGDOM, GERMANY, HONG KONG AND THE PEOPLE'S REPUBLIC OF CHINA.

        The discussion in this Section 14 is a general summary of material tax consequences of the exchange of options pursuant to the offer in certain foreign jurisdictions where our employees are tax residents. You should refer to Section 13 for a summary of material U.S. federal income tax consequences of the exchange. For a summary addressing general U.S. federal income tax implications of option grants and exercises under the 1997 Stock Plan and the disposition of stock acquired upon such exercises, see Section 8 above. This Section 14 addresses only certain basic tax laws in the United Kingdom, Germany, Hong Kong and the People's Republic of China, all of which are subject to change

(possibly on a retroactive basis). This discussion expressly does not discuss the tax laws of any state or locality other than at the national level, nor any gift, estate or any other tax laws other than national tax laws that apply with respect to matters that would generally be subject to U.S. federal income tax laws if they were applicable to U.S. tax residents. The summaries below do not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

United Kingdom.

        The original options granted to you by under the 1997 Stock Plan were granted under a non-approved stock option plan. With a non-approved stock option, income tax liability arises on the exercise of the option based on the difference between the fair market value of the shares on the date of exercise and the exercise price. In addition, a liability to pay the employee's NICs arises on the gain realized at exercise, calculated effectively in the same manner as for income tax, if your earnings do not already exceed the maximum limit for NIC purposes. When you sell your shares, you may be subject to capital gains tax.

        The new option is intended to be granted partially under an Inland Revenue approved share scheme and partially under an unapproved share scheme but with a joint election in respect of the secondary NIC requirement. The tax implication for the new option will be significantly different from the original option.

        Inland Revenue Approved Share Scheme.

        A portion of the new option will be made under an Inland Revenue approved share scheme, which provides for an option grant of shares with a market value of up to Pound Sterling30,000 (converted from U.S. dollars to sterling on the date of grant). Taxes typically due on the approved options at the time of exercise (i.e., the difference between the fair market value of the shares on the date of exercise and the exercise price) may be deferred until the time of sale (when capital gains treatment may apply.) To qualify for tax relief at the time of exercise, you must not exercise the option within three years of the grant date or within three years of the exercise of an option that benefited from preferred tax treatment. The exercise of the approved option must be made in accordance with the rules of the stock option plan and while the stock option plan retains formal Inland Revenue approval. If you choose to exercise the approved option within three years of the grant date, you will be subject to U.K. income tax on the difference between the fair market value of the shares at exercise and the exercise price. There will be no NICs arising on the exercise of an approved option even if the exercise does not take place under qualifying circumstances, unless the stock option plan loses Inland Revenue approval.

        If you exercise the shares under qualifying circumstances, you then may be subject to capital gains tax on the entire gain (i.e., the difference between the sale price and the exercise price) at the time of sale. Capital gains are subject to tapering relief (the taper period will run from the time the shares are purchased) and the annual exemption (which is Pound Sterling7,500 for the year April 6, 2001 through April 5, 2002).

        Unapproved Share Scheme and Joint Election NIC Passthrough.

        The portion of your option in excess of Pound Sterling30,000, if any, will be granted through an unapproved share scheme. The grant of the new unapproved option will be subject to the execution of a joint election between you and Persistence Software or one of our subsidiaries to provide for the transfer of Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release or cancellation of the option to you. By accepting the new option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that arises with respect to Secondary Class 1 National Insurance Contribution payments in connection with the exercise, assignment, release or cancellation of the option. In addition, if you accept the new option, you will be authorizing us or our subsidiary to withhold any such Secondary Class 1 National Insurance Contribution from the payroll at any time or the sale of a sufficient number of shares upon exercise, assignment, release or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions by cash or with other cleared funds to us or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing, you agree to provide them promptly upon request. IF YOU DO NOT ENTER AN ELECTION AT THE SAME TIME THAT YOU ACCEPT THE NEW OPTION, THE NEW OPTION SHALL BECOME NULL AND VOID WITHOUT ANY LIABILITY TO PERSISTENCE SOFTWARE AND/OR ANY SUBSIDIARY AND MAY NOT BE EXERCISED.

        You will not be subject to tax when the new unapproved option is granted. You will be subject to income tax when you exercise the option on the difference between the fair market value of the shares on the date of exercise and the exercise price. You will also be liable to pay the employee's NICs on the proceeds at exercise if your earnings do not already exceed the maximum limit for NIC purposes, Pound Sterling575 per week. AS NOTED ABOVE, YOU WILL ALSO BE RESPONSIBLE FOR PAYING THE EMPLOYER'S PORTION OF THE NICs ON THE PROCEEDS AT EXERCISE, CURRENTLY AT THE RATE OF 11.9% ON THE TAXABLE AMOUNT.

        When you sell your shares, you may be subject to capital gains tax. The tax is due on any increase in the value of the stock between the date on which you exercised your options and the sale proceeds realized when you sell the shares. Any capital gains tax you may owe is subject to an annual personal exemption (currently Pound Sterling7,500 for the U.K. tax year April 6, 2001 to April 5, 2002) and to taper relief calculated with reference to the period of time during which you held the shares.

Germany.

        You will not be subject to tax when the new option is granted. When you exercise the option, you will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. The income recognized would be compensation to you.

        When you sell the shares, you will not be subject to tax on any additional gain provided that: (i) you have held the stock for more than 12 months; (ii) you have not, during the last five years, held 10% or more of our stated capital; and (iii) the stock is not held as a business asset. Effective January 1, 2002, the 10% limit will be lowered to 1% such that in order to satisfy the foregoing conditions, you cannot have held 1% of more of our stated capital. Consequently, you normally will not be subject to tax at the time of sale on the additional gains if you hold the shares for more than 12 months.

Hong Kong.

        You will not be subject to tax when the new option is granted. Our policy for option holders in Hong Kong requires same-day exercise and sale of option shares. When you exercise and sell the option shares, you will be subject on tax on the difference between the fair market value of the shares on the date of exercise and the exercise price.

People's Republic of China.

        You will not be subject to tax when the new option is granted. Our policy for option holders in China requires same-day exercise and sale of option shares. When you exercise and sell the option shares, you will be subject to tax on the difference between the fair market value of the shares on the date of exercise and the exercise price.

15.     EXTENSION OF OFFER; TERMINATION; AMENDMENT.

        We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options (which would also delay the cancellation of options and the grant of new options) by giving oral or written notice of such extension to the option holders by making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions listed in Section 6, by giving oral or written notice of such termination or postponement to the option holders by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

        Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 6:00 a.m., California time, on the next business day following the previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

        - we increase or decrease the amount of consideration offered for the options;

        - we decrease the number of options eligible to be tendered in the offer; or

        - we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If the offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions, then we will extend the offer so that the expiration date is no earlier than the tenth business day following the date we so publish notice or otherwise inform you in writing.

16.     FEES AND EXPENSES.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17.     ADDITIONAL INFORMATION.

        This offer to exchange is part of a Tender Offer Statement on Schedule TO with respect to the offer, which we have filed with the Securities and Exchange Commission. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to tender your options:

        1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2000 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 27, 2001;

        2. the description of our common stock included in our registration statement on Form 8-A, which was filed with the Securities and Exchange Commission on April 23, 1999, including any amendments or reports we file for the purpose of updating that description.

        The SEC File Number for these filings is 000-25857. These filings, our other annual, quarterly and current reports, our proxy statements and our other Securities and Exchange Commission filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission public reference rooms:

     450 Fifth Street, N.W.            7 World Trade Center          500 West Madison Street
           Room 1024                        Suite 1300                      Suite 1400
     Washington, D.C. 20549          New York, New York 10048        Chicago, Illinois 60661

        You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.

        Our Securities and Exchange Commission filings are also available to the public on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

        Our common stock is quoted on the Nasdaq National Market under the symbol "PRSW," and our Securities and Exchange Commission filings can also be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

        We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).
Requests should be directed to:

                           Persistence Software, Inc.
                               Attn: Linda Patane
                     1720 South Amphlett Blvd., Third Floor
                           San Mateo, California 94402

or by telephoning us at (650) 372-3600 between the hours of 9:00 a.m. and 4:00 p.m., California time.

        As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

        The information contained in this offer to exchange about Persistence Software should be read together with the information contained in the documents to which we have referred you.

18.     MISCELLANEOUS.

        This offer to exchange and our Securities and Exchange Commission reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Except for the historical information contained herein, the matters discussed in this offer to exchange are forward-looking statements involving risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The documents filed by Persistence Software with the Securities and Exchange Commission, including our annual report on Form 10-K filed on April 2, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include but are not limited to our limited operating history; our history of losses and negative cash flow; our potential need to raise cash in the future; potential fluctuations in our operating results; uncertainties related to our long sales cycle; our reliance on a relatively small number of customers; our dependence on the broad market success of the Java programming language, the Enterprise JavaBeans standard and distributed object computing; our need to deliver products that are free of defects and errors and meet rapidly changing technology standards and customer requirements; our need to build a strong direct sales team and develop third party sales channels; our dependence on enterprise-wide system deployments; our need to address competition from companies with substantially greater resources; and our need to manage our resources or attract and retain the services of key employees.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL OR THE RELATED NOTICE TO WITHDRAW TENDER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. YOU SHOULD CONSULT WITH YOUR OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE CONSEQUENCES OF YOUR DECISION ON WHETHER OR NOT TO PARTICIPATE IN THE OFFER AS WELL AS ANY DECISION TO EXERCISE YOUR OPTIONS OR TO DISPOSE OF THE SHARES ACQUIRED THROUGH SUCH EXERCISE.

Persistence Software, Inc.                                           May 9, 2001

                                   SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PERSISTENCE SOFTWARE, INC.

        The directors and executive officers of Persistence Software, Inc. and their positions and offices as of May 9, 2001, are set forth in the following table:

         NAME                          POSITION AND OFFICES HELD
         ----                          -------------------------
         Christopher T. Keene          Chairman of the Board and Chief Executive Officer
         Derek Henninger               Vice President of Engineering
         Bonnie Nunke                  Vice President of Human Resources
         Mark Palmer                   Senior Vice President of Worldwide Field
                                       Operations
         Christine Russell             Chief Financial Officer and Secretary
         Gregory Ennis                 Director
         Joseph P. Roebuck             Director
         Sanjay Vaswani                Director

The address of each director and executive officer is: c/o Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402.

================================================================================

                                OFFER TO EXCHANGE

                             ALL OUTSTANDING OPTIONS

              UNDER THE PERSISTENCE SOFTWARE, INC. 1997 STOCK PLAN

                            TO PURCHASE COMMON STOCK

              HAVING AN EXERCISE PRICE IN EXCESS OF $1.00 PER SHARE

                     HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

                              --------------------

Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Persistence Software, Inc., 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, Attn:
Linda Patane (phone: 650/372-3600, fax: 650/577-1725).

                              --------------------

                                   May 9, 2001

================================================================================